FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

MULTICANAL S.A.
(Exact name of Registrant as specified in its charter)

MULTICHANNEL S.A..
(Translation of Registrant’s Name Into English)

Avalos 2057
(1431) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   x                            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes                                               No    x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

Buenos Aires, May 19, 2006

Messrs.

Buenos Aires Stock Exchange

Hand Delivery.

Re: MULTICANAL S.A. Acuerdo Preventivo Extrajudicial (“APE”) Procedure

Dear Sirs,

Martín G. Ríos, in my capacity as Person in Charge of Market Relations of Multicanal S.A. (the Company), proof of such representation previously filed, with a registered domicile established at Ave. Juana Manso 205, 1st floor, Federal Capital City, Fax No. 4021-7777 hereby inform you that the Company was served notice in the afternoon of May 18, 2006, of the resolution of the United States Bankruptcy Court, Southern District of New York (the “U.S. Bankruptcy Court”) in the proceedings brought by the Board of Directors of the Company for the recognition in the United States under Section 304 of the United States Bankruptcy Court of the acuerdo preventivo extrajudicial (“APE”) of the Company approved in Argentina.

The resolution is entitled “FINAL ORDER GRANTING SECTION 304 PETITION RELIEF, ISSUING PERMANENT INJUNCTION, and CLOSING THE CASE.”

Pursuant to such order, the U.S. Bankruptcy Court grants the relief requested by the board of directors of the Company and, effective upon the consummation of the APE, the APE and the APE Proceeding are each given full force and effect in the United States of America to the same extent that they are given full force and effect in the Republic of Argentina, and each is binding on all creditors of Multicanal in the United States as well as on third parties in the United States.

Additionally, said resolution, among its provisions, orders that (A) “... All creditors of Multicanal, ... are hereby permanently enjoined and restrained from directly or indirectly taking any action in the United States of America ... which action (1) is in any way related to, or would interfere with, the administration of Multicanal’s APE Proceeding, the solicitation (including actions to comply with this Order and the APE Confirmation Order) and implementation of the APE, the consummation of the transactions contemplated by Multicanal’s APE restructuring..., or (2) is in any way related to any bond, note or bank debt owed by Multicanal that is subject to the APE;” and (B) “all persons are hereby permanently enjoined and restrained from taking any actions in the United States of America and from seeking any relief in any other proceeding, ... in contravention of this Order and permanent injunction.”

The full text of the said Resolution, in its original version in the English Language, is available to the general public in the website: www.multicanal.com.ar/inversores/eng/eng.asp.

Sincerely,

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2006	MULTICANAL S.A.
By: /s/ Adrian Meszaros Adrian Meszaros Chief Financial Officer